SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the period ended on December 31, 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 10, 2005, the Company filed the report for the six-month period ended on December 31, 2004 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such six-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

December 31, 2004 and 2003

1. Period Result
(six mouth period ended on December 31, 2004 and 2003):
	In thousand of $
	12/31/04	12/31/03
Ordinary	56,760	32,413
Extraordinary	—	—
Period Profit	56,760	32,413

2. Net Assets Composition:

Subscribed Capital	261,520	229,290
Own shares on portfolio	—	—
Integral adjustment of capital	274,387	274,387
Integral adjustment of own shares on portfolio	—	—
Premium on shares	606,747	582,663
Legal Reserve	19,447	19,447
Not assigned Results	(121,528)	(233,737)

Total Net Assets	1,040,573	872,050

At the moment of the end of the Financial Statements period the authorized capital of the Company is $261,520,247.- Its share composition is divided in 261,520,247 of non endorsable registered common stock of V$N 1 each, and with right to 1 vote each, which are hold by shareholders or controller groups.

On November 2002, the Company issued Convertible Notes with option to buy additional shares. If all the holder of Company’s Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 419,634,708; and if the Company’s entire shareholder exercises its option, the amount of shares will become 578,971,715.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: February 10, 2005